Exhibit 99.1

Agencia Comercial Spirits Ltd Announces Entry into Construction, Network Infrastructure and Maintenance Agreements for Indonesia AI Computing Deployment

TAICHUNG CITY, Taiwan, July 17, 2026 (GLOBE NEWSWIRE) -- Agencia Comercial Spirits Ltd (NASDAQ: AGCC) (“Agencia” or the “Company”), a Taiwan-based importer and distributor of whisky products, today announced that its subsidiaries have entered into agreements covering data center construction, network infrastructure procurement and technical support and maintenance services in connection with the Company’s planned expansion into AI computing infrastructure in Indonesia.

A subsidiary of the Company has entered into a binding letter of award with an independent contractor for the general construction works of the planned data center in West Java, Indonesia. The works principally comprise the civil, structural, architectural and other non-mechanical and electrical construction components of the facility. The accepted contract amount is within the range of approximately US$40 million to US$50 million, inclusive of applicable Indonesian value-added tax, and the works are contemplated to be implemented in phases.

Separately, a subsidiary of the Company has entered into an equipment procurement contract with an independent supplier for the purchase of network infrastructure equipment and related components. The contract has an aggregate value of approximately US$10.1 million.

The same subsidiary has also entered into a five-year on-site technical service and equipment maintenance agreement with an independent service provider in relation to certain computing equipment. The arrangement covers on-site technical support, routine inspections, incident response, coordination of manufacturer warranty resources and subsequent third-party equipment maintenance services. The fixed on-site personnel service fees amount to approximately US$1.0 million over the five-year service period, with additional maintenance fees for the fourth and fifth years to be determined based on the actual number of devices maintained.

These agreements are intended to support different elements of the Company’s planned AI computing infrastructure deployment in Indonesia, including physical data center construction, network infrastructure, technical support and equipment maintenance. They form part of the Company’s strategic initiative to expand into AI computing infrastructure and cloud-based computing services while continuing to operate its existing whisky import and distribution business.

The agreements are infrastructure construction, procurement and service arrangements and are not customer revenue contracts. They do not, by themselves, guarantee that the relevant data center facilities will be completed, that the equipment will be delivered or successfully deployed, that the contemplated computing capacity will become operational or be fully utilized, that customers will use the Company’s planned AI computing services, or that the Company will generate revenue, profitability or positive cash flow from the projects.

Management Commentary

“These agreements advance several of the principal workstreams required for our planned AI computing infrastructure deployment in Indonesia, including construction, network infrastructure and ongoing technical support,” said Mr. TSAI Yi-Yang, CEO of Agencia. “Our focus remains on disciplined execution, including funding, construction and procurement scheduling, equipment delivery, operational readiness, cost management and risk control.”

Management believes that the Company’s planned infrastructure deployment, if successfully implemented, may provide an opportunity to participate in demand for AI computing capacity in Southeast Asia. However, the Company’s AI computing infrastructure strategy remains subject to significant business, operational, financing, construction, supply chain, technology, regulatory, customer demand and execution risks.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Taiwan-based importer and distributor of whisky products, including bottled and cask whiskies, in Taiwan and select international markets. The Company operates through three business segments: procurement and distribution of bottled whisky; procurement and distribution of raw cask whisky; and cask-to-bottle and distribution services, including brand-authorized bottling, packaging and sales.

The AI computing infrastructure and services described in this press release represent a strategic expansion beyond the Company’s historical whisky business and remain subject to significant risks and uncertainties.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements regarding the Company’s planned expansion into AI computing infrastructure and cloud-based computing services; the implementation and performance of the binding letter of award, equipment procurement contract and technical service and maintenance agreement; the negotiation and execution of any formal construction contract; the planned development and completion of the AGCC-JKT01 data center; the expected timing, phasing, scope and cost of construction; the procurement, delivery, inspection, installation, integration, commissioning and operation of network and computing equipment; the availability and performance of manufacturer warranties, technical support and maintenance services; the Company’s ability to obtain financing and other required resources; the availability of power supply, data center capacity, network connectivity, equipment, contractors and technical personnel; expected customer demand; expected technical and operational performance; and the potential contribution of the projects to the Company’s future business and financial profile.

Forward-looking statements are generally identified by words such as “may,” “will,” “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate,” “potential,” “target,” “seek,” “could,” “should,” “continue” and similar expressions, although not all forward-looking statements contain these identifying words. These statements are based on the Company’s current expectations and assumptions and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such statements.

These risks and uncertainties include, but are not limited to, risks that the agreements may not be implemented or performed as currently contemplated; the formal construction contract may not be finalized or executed on the anticipated terms or at all; notices to proceed, construction activities, equipment procurement, delivery, installation, testing, commissioning or operational deployment may be delayed, suspended or cancelled; construction costs, equipment prices, service costs, taxes, duties, logistics expenses, financing costs or other project expenditures may exceed current estimates; the Company may encounter construction defects, design changes, site conditions, supply chain disruption, equipment shortages, incompatibility, performance issues or technological obsolescence; contractors, suppliers, service providers, utility providers or other counterparties may fail to perform their obligations; required performance security, guarantees, permits, approvals, licenses, certifications, customs clearances or operational readiness confirmations may not be obtained or maintained; the Company may not obtain sufficient financing or may experience liquidity constraints; foreign exchange movements may increase project costs; power supply, data center capacity, network connectivity or other infrastructure may not become available on the expected schedule or at all; the equipment or facilities may not achieve expected technical, security, maintenance, availability or service-level standards; cybersecurity incidents, data protection requirements or other operational risks may adversely affect the projects; and regulatory, export control, sanctions, licensing, tax, geopolitical, competitive or market conditions may adversely affect implementation or operation.

The Company may incur significant capital expenditures, operating expenses and other costs before generating corresponding customer revenue. The agreements described in this press release are not customer revenue contracts and do not constitute a guarantee of project completion, deployed computing capacity, customer usage, revenue, revenue guidance, operating income, net income, cash flow, profitability, margin or investment return. Any revenue recognition from the Company’s planned AI computing services will depend on actual service deployment and delivery, executed customer contracts, customer acceptance and usage, payment performance and the Company’s applicable accounting policies.

Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. This formulation follows the broader risk framework used in AGCC’s prior Indonesia infrastructure announcement while adding risks specific to construction, equipment procurement and maintenance.

Investor and Media Contact

Agencia Comercial Spirits Ltd

No. 23-1, Shenzun Rd., Shengang Dist. Taichung City 429014, Taiwan (R.O.C.) Phone: +886-4-2254-0373

Email: Victsai@agcctw.com

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